EXHIBIT 99.2

                                [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

                           CHEMGENEX TO LIST ON NASDAQ
                                (NASDAQ SC; CXSP)

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A. (JUNE 27, 2005):
ChemGenex Pharmaceuticals Limited (ASX: CXS) announced today that it has received approval from the NASDAQ to list its securities on the NASDAQ SmallCap Market as American Depositary Receipts (ADRs) under the ticker CXSP. Trading in ChemGenex ADRs will be possible from Tuesday June 28, 2005 at 9.30 am EST (US time).

Each ADR will represent 15 ordinary shares. The ordinary shares will continue to trade on the Australian Stock Exchange under the ASX code "CXS". The Company has selected the Bank of New York to administer its ADR program.

"This is an important step in the growth of ChemGenex as an international pharmaceutical company" said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex Pharmaceuticals. "Listing on NASDAQ enables access to US capital markets. ChemGenex has developed a significant US presence over the past year, with executive and clinical development staff in our US office and two ongoing Phase 2 clinical trials in major US cancer centres. We believe that we are well-positioned to grow our investor base in the US, and are confident that a NASDAQ-listing will assist us in this regard."


AMERICAN DEPOSITORY RECEIPTS (ADRS)
ADRs are commonly used to facilitate US investors investing in foreign companies not listed the US. Some US investors, particularly certain domestic mutual funds, are prohibited from investing directly in foreign securities and ADRs provide a mechanism for them to invest in foreign securities.

An ADR is created when a broker purchases the Company's shares on the home stock market and delivers those shares to the Depository Bank to issue Depository Receipts.

ChemGenex is undertaking a Level 2 ADR program, which requires the preparation of a Registration Statement which is submitted to the US Securities and Exchange Commission (SEC) which when completed provides a listing with US GAAP and full SEC compliance.

CHEMGENEX TO LIST ON NASDAQ (NASDAQ SC; CXSP)
Page 2 of 3


NASDAQ
ChemGenex ADSs will trade on the fully automated, screen based NASDAQ SmallCap Market.

NASDAQ is the largest U.S. electronic stock market. With approximately 3,300 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to category-defining companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. For more information visit www.nasdaq.com


ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (www.chemgenex.com)
ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)    Australia         +61 3 5227 2752
                                                USA               (650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)       USA               (650) 474-9800 ext 108
                                                Australia         +61 3 5227 2703
Mr Hershel Berry (Investor Relations)           USA               (415) 392-3310


SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our

CHEMGENEX TO LIST ON NASDAQ (NASDAQ SC; CXSP)
Page 3 of 3


management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

                                       ###